December 3, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Russell Mancuso and Mr. Brian Soares

Re:	CombiMatrix Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed November 21, 2013
File No. 333-191211

Dear Mr. Mancuso and Mr. Soares:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 26, 2013 (the “SEC Comment Letter”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed by CombiMatrix Corporation (the “Company”).  Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 3 to the Registration Statement (the “Amendment”).  To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from Amendment No. 2 to the Registration Statement which was filed with the Commission on November 21, 2013.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the filing of the Registration Statement.  The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of the Amendment.  Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

Prospectus Cover Page

Comment No. 1:

1.                                   Please disclose the number of shares underlying each warrant being offered. Also please revise the heading you chose to include under your logo to indicate the number of warrants being offered.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

December 3, 2013

Response to Comment No. 1:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly on the prospectus cover page of the Amendment.  In addition, in response to a verbal comment received from the Staff, the Company respectfully submits that the Amendment complies with Rule 430A promulgated under the Securities Act of 1933, as amended, because the Company has disclosed in the Amendment the number of securities being offered and how the price of the securities will be determined.  Securities Act Rule 430A permits price-related information (including price, conversion rates and other items dependent upon the offering price) to be excluded from the prospectus forming a part of the Amendment.  Because the conversion price of the Series D preferred stock in this offering determines the number of shares of common stock underlying the Series D preferred stock and the associated warrants, in order to comply with Securities Act Rule 430A, the Company has disclosed in the Amendment not only the number of securities being offered but also how the conversion price of the Series D preferred stock and the exercise price of the associated warrants will be calculated in relation to the closing price of the Company’s common stock on The NASDAQ Capital Market at the time of pricing.  See Section II.A.13 of SEC Release No. 33-6714, May 27, 1987 (premitting the omission of price in the context of using formula pricing tied to market price, where the formula is described on the prospectus cover page and the final price is disclosed in the final prospectus); see also Instruction 2 to Item 501 of Regulation S-K (“If it is impracticable to state the price to the public, explain the method by which the price is to be determined. If the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date.”).  Accordingly, the Company respectfully submits that the Amendment complies with Securities Act Rule 430A.

The Offering, page 5

Comment No. 2:

2.                                   Footnote 2 suggests that the number of underlying common shares is assumed; however, your prospectus cover apparently discloses the actual number of underlying shares. Because the number of shares of common stock into which the series D preferred stock is convertible and the number of shares of common stock underlying each warrant must be disclosed, please remove any implication that such disclosure is merely an assumption.

Response to Comment No. 2:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly by disclosing in what is now Footnote 1 on page 6 of the Amendment how the conversion price of the Series D preferred stock will be calculated.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

December 3, 2013

Over-Allotment Option, page 26

Comment No. 3:

3.                                   We note your disclosure that the underwriter may purchase up to 1,500 additional shares of Series D preferred stock “and/or” additional warrants to cover over-allotments. Please:

•                 tell us the authority on which you rely to offer to the underwriter an over-allotment option to purchase securities other than the units that the underwriter is offering to the public.

•                 tell us the authority on why you rely to determine the size of the over-allotment option, given your disclosure on the prospectus cover that you may sell 1,500 units and warrants to purchase 617,284 in the over-allotment option.

•                 clarify how the underwriter will determine whether to purchase the series D preferred stock or the warrants.

•                 disclose how you will determine the price for each security included in the over-allotment option.

•                 clarify, if true, that all investors who purchase securities from the underwriter in this offering will receive a unit that includes a share of series D preferred stock and a warrant, and that no purchaser will receive (1) a warrant without the accompanying share of series D preferred stock or (2) a share of series D preferred stock with the accompanying warrant.

•                 ensure that your disclosure in the section captioned “Stabilization, Short Positions and Penalty Bids” is consistent with your response to this comment. In this regard, we note your disclosure on your prospectus cover page that neither the Series D preferred stock nor the warrants will be listed.

Response to Comment No. 3:

The Company notes the Staff’s Comment, and has amended the Registration Statement to remove the underwriter’s over-allotment option from the offering.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

December 3, 2013

Determination of Offering Price, page 26

Comment No. 4:

4.                                    Please provide more specific information regarding how you will determine the conversion price of the series D preferred stock and the exercise price of the warrants. For example, we note your reference to 110% of the market price on page 24. Is that the percentage that you will use to determine the exercise price of the warrants based on the market price of your common stock on the date that you sign the underwriting agreement? We also note that on page 6 you assume that the conversion price is based on the closing price of your common stock. Do you intend to determine the conversion price based on the market price of your common stock on the date that you sign the underwriting agreement? If not, please tell us why you believe you disclosure represents a bona fide estimate of the prices.

Response to Comment No. 4:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly on the prospectus cover page and on pages 5, 6, 21, 26, 42 and 47 of the Amendment.

*   *   *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/ SCOTT R. BURELL

Scott R. Burell
Chief Financial Officer

cc:                                Parker Schweich, Esq.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com